Exhibit 99.78

Consent of Leonardo Apparicio da Silva

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of Largo Resources Ltd. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

By:	/s/ Leonardo Apparicio da Silva
Leonardo Apparicio da Silva, BSc (Min Eng.), MSc (Met Eng.)

Dated: April 14, 2021